[Letterhead of Lincoln Educational Services Corporation]

August 3, 2007

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Re:	Lincoln Educational Services Corporation

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 16, 2007

File No. 0-51371

Dear Mr. Spirgel:

We enclose for your review Lincoln Educational Services Corporation’s (the “Company”) response to comment number 1 contained in the letter of the staff (the “Staff”) of the Securities and Exchange Commission to the Company dated July 24, 2007 (the “Letter”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2006. For convenience of reference, the comment in the Letter has been repeated below.

Form 10-K for the fiscal year ended December 31, 2006

1.	Summary of Significant Accounting Policies

Revenue Recognition, page F-11

1.

We note that a majority of your revenues are generated through tuition obtained from Title IV Program funds. Tell us how the refund of the unearned portion of these funds is considered in your revenue recognition policy and how you account for the returns.

Response:

For the fiscal year ended December 31, 2006, the Company derived approximately 80% of its revenues from funds distributed under Title IV programs. Students obtain access to federal student financial aid through a Department of Education prescribed application and eligibility certification process. Student financial aid funds are generally made available to students at prescribed intervals throughout their predetermined expected length of study.

As described in note 1, “Revenue recognition”, to our financial statements for the fiscal year ended December 31, 2006, the Company recognizes revenue for student tuition on a straight-line basis over the length of the applicable program. On an individual student basis, tuition earned in excess of cash received is recorded as accounts receivable and cash received in excess of tuition earned is recorded as unearned tuition. If a student withdraws from a program prior to a specified date, any unearned tuition is refunded. In such instances, there is no impact on recorded revenue.

Refunds are calculated and paid in accordance with federal, state and accrediting agency standards. Generally, when students withdraw prior to completing at least 60% of their program, they are entitled to a prorated refund. In instances when students have completed 60% or more of their program before withdrawing, the Company is not required to refund any unearned tuition. At such time, those amounts are recorded as revenue.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We also acknowledge that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings. Further, we acknowledge that Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this answers the Staff’s comment; however, should you need further clarification please contact the undersigned at (973) 736- 9340, with any questions regarding our response.

Very Truly Yours,

/s/ Cesar Ribeiro
Cesar Ribeiro
Senior Vice President,
Chief Financial Officer and Treasurer

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